UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 2026

Commission File Number: 001-41386

OKYO Pharma LTD
(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Underwritten Offering

On February 12, 2026, OKYO Pharma Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Piper Sandler & Co. (the “Underwriter”), relating to an underwritten public offering (the “Offering”) of 10,815,000 ordinary shares, no par value, of the Company (“Ordinary Shares”), at a public offering price of $1.85 per share. Pursuant to the Underwriting Agreement, the Company granted the Underwriter a 30-day option to purchase up to an additional 1,622,250 Ordinary Shares at the public offering price, less underwriting discounts and commissions.

The gross proceeds to the Company from the Offering are expected to be approximately $20 million, before deducting the underwriting discounts and commissions and offering expenses payable by the Company and without any exercise of the Underwriter’s option to purchase additional Ordinary Shares. All of the Ordinary Shares in the Offering are being sold by the Company.

The closing of the Offering is expected to occur on February 17, 2026, subject to customary closing conditions. The Company intends to use the net proceeds from the Offering for clinical development of our product candidates, general corporate purposes and working capital.

The Offering was made pursuant to the Company’s effective registration statement on Form F-3 (Registration No. 333-293145) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission on February 10, 2026, and a preliminary prospectus supplement thereunder, together with the accompanying prospectus included in the Registration Statement.

The Underwriting Agreement contains representations, warranties and covenants of the Company that are customary for transactions of this type and customary conditions to closing. Additionally, the Company has agreed to provide the Underwriter with customary indemnification rights under the Underwriting Agreement.

The foregoing description of the terms of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto and incorporated herein by reference.

An opinion of counsel regarding the validity of the Ordinary Shares is filed as Exhibit 5.1 to this Report on Form 6-K and the consent of such counsel relating to the incorporation of such opinion into the Registration Statement is filed as Exhibit 23.1 to this Report on Form 6-K.

The information included in this report under this heading “Underwritten Offering,” including Exhibits 1.1, 5.1 and 23.1, is hereby incorporated by reference into the Registration Statement and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed.

Company Presentation

A copy of an investor presentation of the Company (the “Investor Presentation”) is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Investor Presentation is furnished herewith and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The information contained in the Investor Presentation is being provided as of the date of such presentation, and the Company does not undertake any obligation to update the Investor Presentation except as required by law.

EXHIBITS

Exhibit Number	Description
1.1	Underwriting Agreement, dated February 12, 2026, by and between OKYO Pharma LTD. and Piper Sandler & Co.
5.1	Opinion of Carey Olsen (Guernsey) LLP.
23.1	Consent of Carey Olsen (Guernsey) LLP (included in Exhibit 5.1).
99.3	Investor Presentation, dated February 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OKYO Pharma LTD

Date: February 13, 2026	By:	/s/ Keeren Shah
Keeren Shah
Chief Financial Officer

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